# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SURMODICS, INC., CIK 0000924717
CUSIP: 868873100
Title of class of securities: Common Stock, $0.05 par value per share
Address of issuer's principal executive offices: 9924 West 74th Street, Eden Prairie,, Minnesota (MN), 55344
Date of event which requires filing of this statement: 01/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812275

## Reporting persons
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Soleus Capital Master Fund, L.P. ("Master Fund"). Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management, L.P. ("Soleus Capital Management") is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of the common stock of Surmodics, Inc. (the "Issuer") outstanding as of November 15, 2024, as reported on the cover of the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2024, filed with the Securities and Exchange Commission on November 20, 2024 (the "Form 10-K").
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of common stock of the Issuer outstanding as of November 15, 2024, as set forth on the cover of the Form 10-K.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of common stock of the Issuer outstanding as of November 15, 2024, as set forth on the cover of the Form 10-K.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of common stock of the Issuer outstanding as of November 15, 2024, as set forth on the cover of the Form 10-K.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of common stock of the Issuer outstanding as of November 15, 2024, as set forth on the cover of the Form 10-K.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 739,060; sole dispositive power 0; shared dispositive power 739,060; aggregate amount beneficially owned 739,060 (5.2% of the class)
  Comment: (1) The shares reported in this row are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. Guy Levy is the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC. Each of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital Group, LLC, Soleus Capital, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
  
  (2) This percentage is calculated based upon 14,326,000 shares of common stock of the Issuer outstanding as of November 15, 2024, as set forth on the cover of the Form 10-K.

## Item 1. Issuer
Name of issuer: SURMODICS, INC.
Address of issuer's principal executive offices: 9924 West 74th Street, Eden Prairie, Minnesota 55344

## Item 2. Person Filing
Name of person filing:
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Master Fund, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Group, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Soleus GP, LLC
104 Field Point Road, 2nd Floor
Greenwich, CT 06830

Guy Levy
c/o Soleus Capital Management, L.P.
104 Field Point Road, 2nd Floor
Greenwich, CT 06830
Citizenship:
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to reach reporting person is set forth in rows 5 - 11 on the cover pages to this Schedule 13G.
Percent of class: As noted on the cover pages of this Schedule 13G, Soleus Capital Group, LLC is the sole managing member of Soleus Capital, LLC, Soleus Capital LLC is the sole general partner of Master Fund, Soleus Capital Management is the investment manager for Master Fund, and Soleus GP, LLC is the sole general partner of Soleus Capital Management. As the sole managing member of each of Soleus Capital Group, LLC and of Soleus GP, LLC, Mr. Levy may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the securities held directly by Master Fund.
Sole power to vote or to direct the vote: Each of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC and Mr. Levy disclaims beneficial ownership of these shares held directly by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of Soleus Capital, LLC, Soleus Capital Group, LLC, Soleus Capital Management, Soleus GP, LLC or Mr. Levy is the beneficial owner of such shares for any other purpose.
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: N/A
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Soleus Capital Master Fund, L.P.: Soleus Capital, LLC, its General Partner, Guy Levy/Managing Member (01/22/2025)
- Soleus Capital Master Fund, L.P.: Soleus Capital Group, LLC, its Managing Manager, Guy Levy/Managing Manager (01/22/2025)
- Soleus Capital, LLC: Soleus Capital Group, LLC, its Managing Manager,, Guy Levy/Managing Manager (01/22/2025)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy/Managing Member (01/22/2025)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy/Managing Member (01/22/2025)
- Soleus Capital Management, L.P.: Soleus GP, LLC, its General Partner,, Guy Levy/General Partner (01/22/2025)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy/Managing Member (01/22/2025)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy/Managing Member (01/22/2025)
- Guy Levy: /s/ Guy Levy, Guy Levy (01/22/2025)